UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 19, 2022

MedTech Acquisition Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-39813	85-3009869
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

48 Maple Avenue, Greenwich, CT 06830	10022
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (908) 391-1288

600 Fifth Avenue, 22nd Floor
New York, NY 10022

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one Redeemable Warrant	MTACU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	MTAC	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	MTACW	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02(b). Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On February 19 2022, Maurice R. Ferré, MD notified MedTech Acquisition Corporation (“MedTech” or the “Company”) that he was resigning as a member of the Company’s Board of Directors and all other positions with the Company effective immediately. Dr. Ferré’s resignation was not the result of any disagreement with the Company. Dr. Ferré will continue to serve as Chairman of the Board of Memic Innovative Surgery, Ltd. (“Memic”). The Board of Directors of the Company would like to formally extend its gratitude to Dr. Ferré for his service and contributions to the Company and the Board of Directors.

In connection with Dr. Ferré’s resignation, the Board of Directors of the Company appointed Manuel Aguero to the Board’s Audit Committee and to the Board’s Compensation Committee. The Board of Directors determined that Mr. Aguero is independent as he (among other things) satisfies the applicable requirements under applicable Nasdaq rules and the rules and regulations of the SEC. Following such appointment, the committees of the Board currently consist of the following directors:

•	Audit Committee: Ivan Delevic (Chairman), Karim Karti and Manuel Aguero, all of whom are independent directors.
•	Compensation Committee: Manuel Aguero (Chairman) and Martin Roche, M.D., each of whom are independent directors.

Important Information and Where to Find It

This Current Report on Form 8-K relates to a proposed business combination between Memic and the Company (the “Business Combination”). In connection with the proposed Business Combination, the Company and/or Memic has filed materials with the SEC, including an effective registration statement on Form F-4, which includes a proxy statement/prospectus. The Company filed a definitive proxy statement with the SEC on February 14, 2022 for the special meeting of stockholders of the Company. The Company and/or Memic may also file other documents regarding the proposed Business Combination with the SEC. Before making any voting or investment decision, investors and security holders of the Company are urged to read the F-4 Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination as they become available because they will contain important information about the proposed Business Combination.

Investors and security holders are able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov or by directing a request to the Company at 48 Maple Avenue, Greenwich, CT 06830.

Participants in the Solicitation

The Company, Memic and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed Business Combination. Information about the Company’s directors and executive officers and any persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of the Company in connection with the proposed Business Combination is set forth in the definitive proxy statement filed by the Company with the SEC on February 14, 2022. You may obtain free copies of these documents as described in the section entitled “Important Information and Where to Find It” above.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of the Company or Memic, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination between MedTech and Memic. Forward-looking statements may be identified by the use of the words such as "estimate," "plan," "project," "forecast," "intend," "expect," "anticipate," "believe," "seek," "strategy," "future," "opportunity," "may," "target," "should," "will," "would," "will be," "will continue," "will likely result," or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements as to the expected timing, completion and effects of the Business Combination, are based on various assumptions, whether or not identified in this press release, and on the current expectations of Memic's and MedTech's management, are not predictions of actual performance, and are subject to risks and uncertainties. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to: the risk that the Business Combination may not be completed in a timely manner or at all; the failure to satisfy the conditions to the consummation of the Business Combination, including the failure to obtain approval of the stockholders of MedTech; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the amount of redemption requests made by MedTech’s public stockholders; the effect of the announcement or pendency of the Business Combination on Memic’s business; risks that the Business Combination disrupts current plans and operations of Memic; challenges to Memic in the manufacture, commercialization and marketing of its medical device products; the availability, adoption and use of the Hominis® Surgical System and the timing thereof; the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, the ability of Memic to grow, manage growth profitably and retain its key employees; Memic’s estimates of its financial performance; changes in general economic or political conditions; changes in the markets in which Memic competes; the impact of natural disasters or health epidemics, including the ongoing COVID-19 pandemic; legislative or regulatory changes; industry risks related to the medical device and medical technology industries; competition; conditions related to Memic’s operations in Israel; risks related to data security and privacy; changes to accounting principles and guidelines; potential litigation relating to the proposed business combination; the ability to obtain and maintain the listing of Memic’s securities on the Nasdaq Capital Market; the price of Memic’s securities may be volatile; the ability to implement business plans, and other expectations after the completion of the Business Combination; and unexpected costs or expenses. The foregoing list of factors is not exhaustive. Foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of MedTech's Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as amended (File No. 001-39813), and MedTech's registration statement on Form S-1 (File No. 333-251037), Memic's registration statement on Form F-4, as amended (File No. 333-259925), and other documents should be carefully considered, if and when filed by Memic or MedTech from time to time with SEC. If any of these risks materialize or these assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither Memic nor MedTech presently know or that Memic and MedTech currently believe are immaterial that could also cause actual events and results to differ. In addition, forward-looking statements reflect Memic's and MedTech's expectations, plans or forecasts of future events and views as of the date they are made. Memic and MedTech anticipate that subsequent events and developments will cause Memic's and MedTech's assessments to change. While Memic and MedTech may elect to update these forward-looking statements at some point in the future, Memic and MedTech specifically disclaim any obligation to do so, unless required by applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MEDTECH ACQUISITION CORP.

Dated: February 23, 2022	By:	/s/ Christopher C. Dewey
	Name:	Christopher C. Dewey
	Title:	Chief Executive Officer